

Mail Stop 3561

July 19, 2018

Mr. Carl L. Chapman
Chairman, President and Chief Executive Officer
Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

Re: Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 1-15467

Dear Mr. Chapman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 23

Results of Operations of the Utility Group, page 27

1. We note that you present measures entitled "gas utility margin" and "electric utility margin," which appear to be non-GAAP measures of gross profit. Please clearly identify these measures as non-GAAP measures. Please disclose why management believes the non-GAAP measures provide useful information to investors. Please also reconcile your non-GAAP measures to the closest GAAP measures (such as operating income) avoiding presentation of a full income statement reconciliation. Your reconciliations should begin with the GAAP measures so these non-GAAP measures do not receive undue prominence. Refer to SAB Topic 11:B as well as Question 102.10 of the Staff's Non-GAAP Compliance and Disclosure Interpretations. Please note that this comment also applies to exhibits filed under Item 2.02 of Form 8-K.   Finally, please also comply with

the disclosure requirements in Regulation G as it relates to your disclosure of these measures in exhibits filed under Item 7.01 of Form 8-K.

<u>Notes to the Financial Statements, page 68</u>

<u>Note 3. Utility & Nonutility Plant, page 74</u>

2. Please tell us your consideration of disclosing the depreciable lives of non-utility property, plant and equipment. Refer to paragraph 13 of Rule 5-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products